7/15

03024660

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Dniproenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 22 2003 THOMSON FINANCIAL

FILE NO. 82- 4844 FISCAL YEAR 12-31-02

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/18/03

File No. 82-4844

03 JUL 15 7:21

Attachment 2

ARIS
12-31-02

**Securities and Exchange
State Commission**

JSC "Dniproenergo"	**00130872**
(name of the issuer)	(EDRPOU code)

Confirm by this letter that the report for 2002 year, in electronic and paper forms which enclosed, is properly filled, all lists in it are true.

The date of the report 07 April 2003 Controlled sum 816925105

The Chairman of the Board	______	Popov SerhiyAndriyovych
(position)	(signature)	(surname, name, second name)

[seal]

"____" __________ 200___

File No. 82-4844

Report is hereby approved by:

Chairman of the Board		Serhiy Andriyovych Popov
(title)	(signature)	(full name)

Date 17 April 2003

Contact person regarding issues related to the report:

Title, department	Economist leading of the corporate management dep.
Full name	Persianova Olena Anatoliyvna
Interregional code, telephone, fax	(0612) 58-23-23 58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua

Report of the Open Joint Stock Company (enterprise issuing bonds)

Prepared on	01 January 2003
	/date/
Issuer's full name	Open Joint Stock Company "Dniproenergo"

Report is accepted by: [signature] Scrypnyk N.M. (full name of an officer of SCSCM)

Date of the previous report approval		Report approval date	22 April 2003
Registration number of the previous report		Registration number	8-02/60/100
Control amount of the report	816 925 105	Notes	

Information on financial and business activities to be published by the issuer in printed mass media

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDRPOU code	00130872
No. of state registration certificate	No. 9102-ЗП
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer	2 Hrebelna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua
Basic types of activities (code)	(description)
11110	Thermal power plants
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
90215	Heat supply
14913	Repairing of meters
Number of shareholders	9308
Number of issuer's employees as at the end of the reported period	10071
Charter capital (thousand UAH)	98100.0
Nominal value of a common share (UAH)	25.00
Number of common shares	3 923 998
Portion of common shares in the charter capital (%)	100.0
Number of preferred shares	0
Portion of preferred shares in the charter capital (%)	0.0
Total value of outstanding bonds according to their nominal value (thousand UAH)	0.0
Date of the last shareholders' meeting (for OJSC)	26 March 2002
Address at which issuer's annual report is available	2 Hrebelna St., 69096, Zaporizhzhia
Date of the first payment of dividends (if any)	
Deadline for dividend payment	
Date of the first payment of interest on bonds	
Deadline for payment of interest on bonds	
Bond maturity date	

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registrar of the issuer	OJSC Financial company "Ukrnaftogas"	02090, Kyiv, Prazska St.,5	AA No. 558112
Securities custodian	----		
Depositary of the issuer	----		
Securities traders with whom securities distribution agreement are concluded	----		
Legal entities authorized by the issuer to sell (purchase) its securities	----		
Legal entities authorized by the issuer to pay income on its securities	----		
Auditors (auditing firms) providing auditing services to the issuer	LLC Auditing firm "Auditservice - LVF"	69095, Zaporizhzhia 117a Lenin Avenue	1253

Main indicators of financial and business activities		
Indicator	***Year***	
	Reported	***Previous***
Net income (proceeds) from the sale of products (goods, works, services) (thousand, UAH)	1 814 816.0	1 972 243.0
Cost of sales (goods, works, services) (thousand, UAH)	1 628 475.0	1 717 043.0
Net profits (losses) (thousand, UAH)	- 92 615.0	- 1 381 467.0
Fixed assets (thousand, UAH)	1 950 535.0	2 034 192.0
Working assets (thousand, UAH)	827 996.0	930 871.0
Long-term liabilities (thousand, UAH)	152 036.0	270 880.0
Current liabilities (thousand, UAH)	2 427 227.0	2 403 397.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0.0	0.0
Annual number of common shares	3 923 998.0	3 923 998.0
Net profit per one common share (UAH)	0.0	0.0
Dividends accrued on one common share (UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0.0	0.0

Number of shares redeemed by the issuer during a year	0	0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0.0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year	0	0

By the decision of the Supervisory counsil in May of the reported year Bochkariov Hennadiy Kostyantynovych was removed from the staff of the Board.

There were no additional issues of shares in 2002.

Financial result of the Company's activity for 2002 amounted losses 92 615 000.0 UAH.

BASIC DATA ON THE ISSURE

Identification requisites, location and communication means of the issuer

Full name	The Open Joint Stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organizational and legal status	OPEN JOINT STOCK COMPANY
EDRPOU code	00130872
Territory code (COATUU)	06024
Territory (oblast)	Zaporizka Oblast
District	
Post code	69096
Inhabited city	Zaporizhzhia
Street, number	2 Hrebelna Street
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gcr.idnepr.ehergy.gov.ua
WWW-address	

Information on the state registration of the issuer

Number of the certificate	9102-3П
Issue date	08 April 1998
Certificate issue body	Leninsky District Council of the city of Zaporizhzhia
Registered Charter Fund (UAH)	98 099 950.00

Banking institutions serving the issuer

Name of the bank (its branch) where the issuer has its principal current account	"Prominvestbank of Ukraine" Zaporizhzhia branch the City of Zaporizhzhya
Bank MFO	313355
Name of the bank (its branch) where the issuer has its currency account	"Prominvestbank of Ukraine" Zaporizhzhia branch the City of Zaporizhzhia
Bank MFO	313355

Basic types of activities

ZKGNG Code	Activities
11110	Thermal power plants
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
61134	Commissioning and engineering organizations
90215	Heat supply
14913	Repairing of meters

Information regarding permits (licenses) obtained for separate types of activities

Type of activity	Permit No.	Permit issue date	State authority which issued permit	Permit expiration date
Generation of electric energy	0116 BP	24.06.98	NERC of Ukraine	
Supply of electric energy under unregulated tariff	0507 ПС	24.06.98	NERC of Ukraine	
Training activities	234943 AA	22.10.2002	The Ministry of Education of Ukraine	31.12.2004
Carrying out activities in the area of communications	001929 ВД	18.01.1999	The State Communications Committee of Ukraine	18.01.2009
Retail trade of spirituous liquors	125361 AA	25.12/2002	The State Tax Administration	25.12.2003
Usage of radio-frequencies	001621 PA	29.02.2000	The State Communications Committee of Ukraine	28.02.2005
Usage of radio-frequencies for the organization of radio-relay communication	001960 PA	07.07.2000	The State Communications Committee of Ukraine	07.07.2005
Performance of special types of activities in the area of constructing and building	219655 AA	26.10.2001	Architecture and City Planning Department of Zaporizhzhia Regional State Administration	31.10.2005

Carrying out entrepreneurial activities in the area of supply of natural gas under unregulated tariff	224026 AA	19.12.2002	NERC of Ukraine	26.01.2004
Carrying out activities in the area of communications	002196 ВД	15.09.1999	The State Communications Committee of Ukraine	15.09.2004
Carrying out activities with sources of ionizing radiation	000018 ЯРБ-01	18.07.2001	Ecology and Nature Resources Department of Zaporizhzhia Regional State Administration	18.07.2004
Granting services of international haulages of cargoes by automobile transport	099734 AA	06.11.2001	The Ministry of Transport of Ukraine	05.11.2004
Retail trade of spirituous liquors	445591 AA	25.12.2002	The State Tax Administration	25.12.2003
Retail trade of spirituous liquors	445592 AA	25.12.2002	The State Tax Administration	25.12.2003

Information regarding participation of the issuer in any association of enterprises

Name	Location (mail address)
Association:	
n/a	
Corporations:	
n/f	
Consortiums:	
Concerns:	
Other associations by industrial, territorial or other principles:	

Information on holders of registered securities of the issuer

Number of shareholders (founders) - legal entities	69
Percentage of shares held by legal entities of their total number (percent)	94.72
Number of shareholders (founders) - individuals	9 239
Percentage of shares held by individuals in their total number (percent)	5.28
Number of requested forms of securities certificates	15 000
Including: - share certificates	 15 000
- bond certificates	

Number of issued forms of securities certificates	9 308
Including:	
- share certificates	9 308
- bond certificates	

Information on the number of employees and their remuneration

Indicators	Actually for the period
Average number of staff employees (persons)	10 071
Average number of freelancers and part-timers (persons)	55
Number of employees working under terms of shorter hours (days, weeks) (persons)	1 113
Labor remuneration fund (thousand, UAH)	92 562.3

Information on the issuer's office

Nos.	Title	Full Name	Year of birth	Education	Length of managerial experience (years)	Name of enterprise and previous title therein
1	Chairman of the Board	Popov Serhiy Andriyovych	1953	higher	18	Director of ZaTPP
2	Member of the Board	Bondarenko Volodymyr Petrovych	1942	higher	27	OJSC "Dniproenergo", Chairman of the Board
3	Member of the Board	Tantsiura Borys Yukhymovych	1943	higher	17	OJSC "Dniproenergo", Deputy Chairman of the Board
4	Member of the Board	Zuyev Leonid Artemyevych	1948	higher	9	OJSC "Dniproenergo", Technical Director
5	Member of the Board	Bochkariov Yuriy Heorhiyovych	1938	higher	30	Financial Industrial Group "Atika", Counsel of President
6	Member of the Board	Chebotar Valeriy Mykhaylovych	1939	higher	30	Director of KrTPP
7	Member of the Board	Kovpak Andriy Ivanovych	1934	higher	26	Director of Pridnyprovska TPP
8	Head of the Supervisory Council, Representative of SPFU	Stryhunenko Yuriy Danylovych	1937	higher	37	Ministry of Power , Head of Department
9	Member of the	Akinshyna	1948	higher	2	Ministry of Power,

	Supervisory Council, Representative of SPFU	Natalia Dmytrivna				Deputy Head of the Department of Forms of Property and Control for Efficient Use of the State Property
10	Member of the Supervisory Council	Borisenko Volodymyr Yakovych	1946	higher	9	Company "Alfa-Capital",Vice-President
11	Member of the Supervisory Council, Representative of SPFU	Kurinniy Evhen Ivanovych	1957	higher	7	SPFU, Head of the Department of Financial and Economic Analysis
12	Member of the Supervisory Council, Representative of SPFU	Lysenko Hryhoriy Ivanovych	1950	higher	18	Ministry of Power, Head of the Department of Forms of Property and Control for Efficient Use of the State Property
13	Member of the Supervisory Council, Representative of SPFU	Dvornikov Anatoliy Mykolayovych	1941	higher	34	Deputy Head of Dniepropetrovsk Regional State Administration
14	Member of the Supervisory Council, Representative of SPFU	Samardak Hryhoriy Viktorovych	1971	higher	7	Deputy Head of Zaporizhzhia Regional State Administration
15	Head of the Audit Comission	Matysko Tetiana Mykolayivna	1950	higher	13	OJSC "Dniproenergo", Head of the Audit Commission
17	Chief Accountant	Huschyn Anatoliy Mykhaylovych	1948	higher	17	KrTPP, Chief Accountant
	Notes:					

By the decision of the Supervisory counsil in May of the reported year Bochkariov Hennadiy Kostyantynovych was removed from the staff of the Board.

Information on persons holding 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Location	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preferred	preferred, on bearer
1	2	3	4	5	6	7	8	9	10

1	2	3	4	5	6	7	8	9	10
Fund of the State Property of Ukraine Zaporizhzhya territory department	00032945	18/9 Kutuzov St., Kyiv 01133	20.06.97	2983717	76.04	2983717	0.0	0.0	0.0
Alfa Capital Holdings Limited Cyprus	78416	3 Phemistocly Dervy, Yulia-House Nicosia Cyprus 1066	0.0	341700	8.71	341700	0.0	0.0	0.0
Full name of an individual			Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preferred	preferred, on bearer
Total:				3325417	84.75	33254 17	0	0	0

Information on shares held by the officials of the issuer

Title	Full name of an official	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
					common registered	common, on bearer	preferred	preferred, on bearer
Chairman of the Board	Popov Serhiy Andriyovych.	11.07.97	259	0.01	259	0	0	0
Member of the Board	Bondarenko Volodymyr Petrovych	11.07.97	10	0.00	10	0	0	0
Member of the Board	Tantsiura Boris Yukhimovych	11.07.97	10	0.00	10	0	0	0
Member of the Board	Zuyev Leonid Artemyevych	11.07.97	200	0.01	200	0	0	0
Member of the Board	BochkarevYuriy Heorhiyovych	11.07.97	9	0.0	9	0	0	0
Member of the Board	Chebotar Valeriy Mykhaylovych	11.07.97	259	0.01	259	0	0	0
Member of the Board	Kovpak Andriy Ivanovych	11.07.97	377	0.01	377	0	0	0
Head of the Supervisory Council, Representative of SPFU	Stryhunenko Yuriy Danylovych	0	0	0.00	0	0	0	0

Head of the Audit Commission	Matysko Tetiana Mykolayivna	11.07.97	1307	0.03	1307	0	0	0
Chief Accountant	Hushyn Anatoliy Mykhaylovych	11.07.97	227	0.01	227	0	0	0
Member of the Supervisory Council, representative of SPFU	Dvornikov Anatoliy Mykolayovych	22.05.00	5	0.00	5	0	0	0
Member of the Supervisory Council, representative of SPFU	Akinshyna Natalia Dmytrivna	0	0	0.00	0	0	0	0
Member of the Supervisory Council, Representative of SPFU	Kurinniy Evhen Ivanovych	0	0	0.00	0	0	0	0
Member of the Supervisory Council, Representative of SPFU	Lysenko Hryhoriy Ivanovych	0	0	0.00	0	0	0	0
Member of Supervisor Council, Representative of FSPU	Samardak Hryhoriy Viktorovych	0	0	0.00	0	0	0	0
Member of the Supervisory Council	Borisenko Volodymyr Yakovych	0	0	0.00	0	0	0	0
Total:			**2 663**	**0.08**	**2 663**	**0**	**0**	**0**

Information of the last publication of the issuer's report

Name of printed media	"Ukraynska Investysiyna Gazeta"
Subscription index	33 782
Circulation	27 000
Date of publication	25 May 2002

Information of the last general shareholders' meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
	X	
Place of meeting	16 Vinter Street, Zaporizhzhia	
Date of meeting	26 March 2002	
Quorum at the meeting (%)	86.98	

Agenda	1. Approval of the report of the Board on the fulfillment of plans and principal directions of development by the Company in 2001. 2. Approval of the report and conclusions of the Audit Commission for 2001. 3. Approval of the report of the Supervisory Council for 2001.

Continued agenda of the general meeting held on 26.03.2002:

4. Approval of annual results of the Company's activities and its balance sheet for 2001.
5. Approval on financial-economic plans on 2002.
6. On Company's structure change.
7. On introduction of amendments and additions to the Charter of the Company.
8. On approval of amendments in the agreement with Energorynok.
9. On approval inner regulations and amendments to them.

Information on dividends

Date of closing register for dividend payment (if any)	
Commencement date for dividend payment	
Termination date of dividend payment	

Information on substantial facts happened during a year

Notice registration date	Summary
8 February 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
15 May2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
19 June 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
20 August 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
22 November 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
25 November 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
11 December 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
18 December 2002	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer

Information regarding the registrar

Name	Open Joint Stock Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	30266
Territory (oblast)	Kyivska
District	Dniprovsky
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-14
E-mail	reestr@naftogas.com.ua
WWW-address	WWW.naftogas.com.ua
Number of license (permit)	558112 AA
Date of issuance of the license (permit)	31 October 2002
Government authority that issued the license	Securities and Exchange State Commission

Information on Auditors (auditing firms) providing audit services to the issuer

Name	"Auditservis-LVF"
Organizational and legal form	Limited Liability Company
EDRPOU code	23850988
Code of the area (KOATUU)	
Area	Zaporizka Oblast
District	Zhovtnevy
Zip code	69095
Inhabited locality	the City of Zaporizhzhia
Street, building	117-A Lenin Avenue
Interregional code and telephone	(0612) 63-01-97
Fax	63-01-97
E-mail, teletype,telex	
WWW-address	
Number of license	1253
Date of issuance of the license (permit)	26 January 2001
Government authority that issued the license	The Audit Chamber of Ukraine

INFORMATION ON SECURITIES OF THE ISSUER

Information on share issues

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Class of shares	Form of issue	Nominal value of a share (UAH)	Number of shares	Aggregate nominal value (UAH)	Persantage in the charter fund
02/12/1998	564/08/1/98	Zaporizhzhya territorial department of SCSSMU	common registered	documentary	25.00	3 923 998	98 099 950.00	100.00

Information on bonds of the issuer (per each unredeemed bond issue)

1. Interest-bearing bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issuer	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value	Interest rate (%)	Interest Payment Term	Bond Maturity Date
			0.0	0		0.0	0.0		

2. Discount bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Bond Maturity Date
			0.0	0		0.0	

1. Task (passive) bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Name of goods (services) for which the issue was effected	Bond Maturity Date
			0.0	0		0.0		

Information on other securities issued by the issuer (that are subject to registration)

Issue registration date	Type of securities	Amount of the issue	Amount of allocated securities as of the date of report (UAH)	Redemption terms and conditions
		0	0.0	

Shares of the open joint stock company are traded through the First stock trading system of Ukraine beginning from 1997

BUSINESS DESCRIPTION
(text part)

Company's background

The Open Joint Stock Company "Dniproenergo" (the "Dniproenergo") is the leading power generating company in Ukraine. The main business of the company is the production of electric and thermal power.

Dniproenergo was established in 1995 as a result of Ukrainian energy sector restructuring. The State represented by the Ministry of Power and Electricity of Ukraine was the founder of Dniproenergo.

The Company includes three thermal power plants: Kryvorizka TPP, Prydineprovska TPP and Zaporizka TPP having together 25 generating units with an aggregate installed generating capacity of 8 160 MW or 29.1% of the total installed generating capacity in Ukraine.

Power plants are located in two industrial regions of Ukraine: Zaporizka and Dnipropetrovska oblast, where such energy intensive sectors as machinery building, metallurgy, mining are developed that ensures the sales of the generated electric power.

The charter fund of the Company is 98 099 950 UAH. It is divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.

Shares of Dniproenergo are included in the listing of the First Stock Trading System of Ukraine (FSTS) from 1997.

The Company completed the program of issuance of American depository receipts (ADR) of the 1st level.

The electronic information system SAP-R3 started to work in the Company that allows to made management decisions on the basis of true and prompt information.

Information on organizational structure of the issuer

OJSC "Dniproenergo" includes:

- Kryvorizka TPP (installed capacity - 2820 MW), located on the territory of Dnipropetrovska oblast in 20 kilometers to the West from district center the city of Apostolovo and from 2 kilometers of the city of Zelenodolsk.

- Zaporizka TPP (installed capacity - 3600 MW) and Energodarskiy consumer services center CSC, located on the territory of Zaporizka oblast in 140 kilometers to the South from the city of Zaporizhia and 3 kilometers from the city of Energodar.

- Pridneprovska TPP (installed capacity - 1740 MW) and Pridneprovskiy CSC, located on the territory of Dniproretrovska oblast in the city of Dnipropetrovsk.

In order to separate production activity from non-production activity, three consumer services centers (Energodarsky, Pridneprovsky, Zelenodolsky) were established on the basis of subdivisions of non-production activities of thermal power plants.

OJSC "Dniproenergo" includes following subdivisions for providing of technical maintaining: "Dniproenergoremont" (performs repairs works on thermal, mechanical and electrotechnical equipment), "Dniproenergospetsremont" (reconstruction of buildings and

structures), "Dniproenergoavtotrans" (transportation services), "Dniproenergonaladka" (servicing of meters, communications lines), "Militarized Security".

Description of accounting policy

Bookkeeping accounting at the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and the financial reporting in Ukraine" № 996-XIV from 16.07.1999, national positions (standards) of bookkeeping accounting and normative documents, that regulate the system of bookkeeping accounting and financial reporting in Ukraine.

Accounting policy of the enterprise was developed independently, corresponds to the requirements of legislative and normative acts on questions of bookkeeping accounting and reporting.

Purchased (created) fixed assets in 2002 were accrued to the balance by their initial value in accordance with the requirements Accounting standards 7, in dependence on purchasing (obtaining) capital.

Purchased (created) intangible assets were accrued to the balance by their initial value in accordance with the requirements Accounting standards 8.

Fixed assets inventory and intangible assets inventory were held as of 01.11.2002 in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine", " Instruction on fixed assets inventory, intangible assets, commodity and material value, monetary funds and documents and payments" (The Ministry of Finance order 11.08.94 No. 69 with changes).

Fixed assets objects reappraisal were held in accordance with the Law of Ukraine 12.07.2001 No. 2658-III "On the property appraisal, property rights, and professional appraisal activity in Ukraine", on the basis of expert appraisal of independent experts of the Center "Business-Law", who have documents to carry out appraisal activity.

Fixed assets were marked up and down. Fixed assets on the balance date reflected with their actual cost.

Depreciation of fixed assets and intangible assets was calculated in accordance with the liner method. Depreciation on the fixed assets specific object - land was not calculated.

Stocks appraisal in accordance with requirements Account standard 9 and accounting policy of the enterprise was carried out with the least of two appraisals: initial cost or net realization cost.

Stocks inventory was held as of 01.10.2002 in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine", " Instruction on fixed assets inventory, intangible assets, commodity and material value, monetary funds and documents and payments" (The Ministry of Finance order 11.08.94 No. 69 with changes).

Financial investments in associated and filial of the enterprises were calculated in accordance with the method of participating in capital. Other financial investments - by cost.

Expenditures were reflected in accounting simultaneously with assets reducing or liabilities increasing.

As of 01.01.2003 there was a debt liability inventory in accordance with normative requirements of payments inventory.

Information on main types of goods and services produced by their issuer

The main activity of the Company is the generation of electric and thermal power.

Approved by general meeting of shareholders electric power producing plan was fulfilled on 122, 8 %. It was produced 13 billions kWh with planned 15.7 billions kWh. It was delivered in the Wholesale market 14.8 billions kWh that is 8.5 % less than in 2001.

Average tariff for the sold electric power was 12.01 kop./kWh, that is 0.59 % bigger than in 2001.

Total cost of 1 kWh in 2001is less than planned in 1, 35 kop. and is 10.87 kop./kWh.

Electric power producing profit amounted 11.28 %.

Information on main sale markets and main customers

All electric power generated by the electric plants of Dniproenergo is sold through the Wholesale market of electric power of Ukraine in accordance with the terms and conditions of its operation. The main customer is the National Power Company "Energorynok".

Information on peculiarities of the development of the sector in which the issuer operates

Electric power sector of Ukraine is the backbone sector, complicated technological complex that ensure the production, distribution and supply of electric and heat power in order to satisfy needs of production sector and population.
At present, this sector is characterized by the following features.

Financial area: imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in permanent shortage of working capital, increase of receivables and payables before the budget of all companies.

Production area: possibility of electricity consumption without its in-time payment leads to the existence of insolvent demand, together reduction of production volume, which is the main reason of the electric power shortage; considerable dispersion of the electric power consumption schedule, continuous deficit of capacity during peak hours, insufficient number of maneuverable and peak capacities, limitation and cut-off of consumers result in necessity to carry out frequent start - stops of power units of TPPs which is a reason of their quick deterioration.
Usage of morally old and obsolete equipment results in low level of reliability and efficiency of production, transition and supply of electric power; existing systems of commercial and technical accounting of electric power are morally and physically old and do not ensure true accounting of the consumed electric power.

Production - technical area: insufficient technical condition of electric power plants, electric and heat networks. 95% of power units of TPPs worked out their rated life, and 53% - their critical life; deficient usage of generating capacities of electric power plants. Operative efficiency of the installed capacity of thermal power plants reduced to 25%; equipment of thermal power plants do not work as designed due to the lack of enough quantity of maneuverable capacities in the United power system of Ukraine, daily stops at night collapses of capacities and subsequent starts accelerate its physical teas and wear; insufficient loading of power generating equipment in comparison with its nominal parameters leads to the excessive consumption of fuel-power resources for the production of electricity, increased expenses for own needs of power plants; burning of

grizzle in existing boilers results in decreased reliability and economic efficiency of technological equipment.

Fuel supply: insufficient amount of the working capital was the reason of the impossibility to purchase fuel and pay for it in time, complete dependency on fuel supplies by the State Reserve; insufficient resource base of the domestic organic fuel; low quality of domestic coal supplied to thermal plants; imperfection of the mechanism of usage of fuel from the State Reserve.

Scientific-technical area: due to the lack of financing sources, it is impossible to introduce new technologies and equipment for burning low-quality fuel, to ensure renovation of generating facilities; neither research, scientific-research nor designing works are planned and performed during last years due to the lack of funds.

State tariff regulation area: political approach to the formation of tariffs; tariffs are fixed without taking into consideration increased fuel value, inflation processes, provision of benefits for the payment for electricity without compensation, bad debts of customers that became bankrupts, losses from stealing electricity, etc.; under condition of permanent electric power deficit the price for the producers decreased. Therefore, for the long period sector was an investor of the Ukrainian industries. Tariffs do not include recourses required for the renovation of equipment.

Market relations among members of the Wholesale Electric Power Market of Ukraine: lack of effective legal basis for the operation of the Wholesale Electric Power Market, lack of the influence mechanism on non-payers and legal responsibility to generating companies caused the critically low level of proceeds and financial crisis of power companies; imperfection of the system of accounting movement of settlement-payment documents, insufficient level of its organization, lack of proper information exchange among the participants of settlements are the basis for the failure to perform payment obligations in time.

Information on the competition in the sector, peculiarities on products (services) of the issuer

Electric power generators produce homogeneous products under the same standards for all producers. Main producers of electric power may be divided into three groups: nuclear power plants, thermal power plants, hydropower plants.
Output of the electric power in 2002 year: by thermal power plants – 40,8 %; by nuclear power plants - 50%; by hydropower plants – 6,2% (under data of the State Committee of Statistics of Ukraine). Nuclear power plants have less production cost of electric power, but such electric power is produced on high-inertial units operating practically in the permanent load conditions. In addition, fuel for nuclear power plants is purchased abroad for currency. Hydropower plants produce the cheapest electric power, but hydro-recourses are very limited and all power is used to cover gaps in electric power consumption.

Three generating companies having thermal power plants may be deemed as the competitive environment for the issuer. Under results for 2001 the issuer has the lowest specific weight of conventional fuel per electric power output - 366,4 h/kWh and the lowest consumption for own needs for electric power output - 6,46%.

Information on important issues affecting activities of the issuer.

Activities of Dniproenergo are affected considerably by the following problems:

- lack of effective legal basis for the operation of Wholesale Electric Power Market, impossibility to influence on non-payers and lack of legal responsibility to generating companies that results in the deficit of working capital or other sources to purchase fuel, equipment, spare parts, carry out repairing works in the required amount, etc. due to the incomplete payment for the sold electric power;
- absence of the efficient fuel market;
- political approach to the formation of tariffs.
- economic court continues consideration of the bankruptcy case of JSC "Dniproenergo" in accordance with the Law of Ukraine "on restore of a creditor's solvency or acknowledgement it a bankrupt"

Information on payment of penalties and compensations for violation of applicable legislation

None.

Policy regarding financial activity

Dniproenergo's activities are financed in accordance with the bank funds budget as approved by the management. Expenses for labor remuneration are financed in the full amount of such expenses. All other expenses are financed within the limits of the projected expenses for a certain article, but not in full due to the lack of funds for current needs and shortage of working capital.
Improvement of liquidity indicators is possible in condition of full and due payments for produced and realized electric power by the company.

Information on the value of executed, but still not performed, agreements

JSC "Dniproenergo» sells electricity produced by TPPs to the Wholesale market of electricity of Ukraine in accordance with the Agreement between the members of the Wholesale market of electricity.
For 2003 it is planned to produce 16.0 billion kWh.

Projects and plans

Purchase and put into operation high effective equipment for coal testing and analysis in chemical laboratories of TPPs in order to provide 100 % of incoming control of coal quality.
Finish reconstruction of the unit No. 4 of Kryvorizka TPP.

Other information

None.

BUSINESS DESCRIPTION

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	
Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in the budget of all companies. permanent shortage of working capital, increase of receivables and payables before			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.
Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 53% - their critical life.There are no effective fuel market.			X	
Social	Reduction of labor remuneration level.				
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.		X		Reconstruction of electrical filters of unit No. 4 of Kryvorizka TPP will cause the reduction of ash emissions of the OJSC.

*"X" should be put in respective column

Information on the most affective competitors of the main products.

Product	Competitor	Country	Level of competition*		
			Little effect	Average effect	Considerable effect
Electric power	Centrenergo	Ukraine		X	
Electric power	Zahidenergo	Ukraine		X	
Electric power	Donbasenrgo	Ukraine	X		
Electric power	Shidenergo	Ukraine		X	

*"X" should be put in respective column

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licenses used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (at current prices) (thousand,UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity				million kWh	14 793.8	1 776 324.1	1 776 324.1
Heat				thousand gCal	749.8	35 829.0	34 829.1
Other goods (services) of industry character						704.0	704.0
Other goods (services):						2 958.8	2 958.8
Total:						**1 815 815.9**	**1 814 816.0**

Information on raw materials base and main characteristics of consumers of the issuers products (services) and broken up by regions of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	coal	100.0	0.0	0.0
	gas	100.0	0.0	0.0
	mazut	100.0	0.0	0.0
	Total:	**100.0**	**0.0**	**0.0**

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (thousand UAH)		Leased fixed assets (thousand UAH)		Total fixed assets (thousand UAH)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	1 863 809.0	1 730 937.0	2 624.0	7 261.0	1 866 433.0	1 738 198.0
-buildings and structures	793 631.0	778 442.0	1 252.0	1252.0	794 883.0	779 694.0
-machinery and equipment	1 043 982.0	930 720.0	0.0	4 357.0	1 043 982.0	935 077.0
- means of transportation	10 036.0	6 929.0	1 372.0	1 652.0	11 408.0	8 581.0
-other	16 160.0	14 846.0	0.0	0.0	16 160.0	14 846.0
2. Non - production facilities						
-buildings and structures						
-machinery and equipment						
-means of transportation						
-other						
Total:	**1 863 809.0**	**1 730 937.0**	**2 624.0**	**7 261.0**	**1 866 433.0**	**1 738 198.0**
Notes:						

Information on the issuer's liabilities

Type of obligation	Date of occurrence	Amount of outstanding debts (thousand UAH)	Loan interest (thousand UAH)	Repayment date
Bank loans	X	163 059.0	X	X
including: JSB "Industrialbank"	05/12/2002	15 000.0	0.0	31/10/2003
Zaporizhia central branch "Prominvestbank"	24/12/2002	20 000.0	0.0	10/12/2003
Zaporizhia central branch "Prominvestbank"	09/09/2002	15 000.0	0.0	04/09/2003
Zaporizhia central branch "Prominvestbank"	18/06/2002	3 600.0	0.0	05/09/2003
World bank credit	26/11/1997	109 459.0	0.0	15/11/2013
Liabilities under securities	X	128 846.0	X	X
including: under bonds (per each issue):	X	128 846.0	X	X
under financial investments into corporate rights (per each type):	X	0.0	X	X
			X	
Tax obligations	X	392 444.0	X	X
Financial aid on regress basis	X	0.0	X	X
Other liabilities	X	1 894 914.0	X	X
Total liabilities:	X	2 579 263.0	X	X

Information on written-off bad debts (for commercial banks)

Description of indebtedness by its nature	Amount (thousand UAH)
INTERBANK MARKET	0.0
1. Loans and financial leasing, granted guarantees and deposits	0.0
EXTRA-BANK MARKET (2+3+4)	0.0
2. Loans granted to government authorities	0.0
3. Loans granted to business entities	0.0
4. Loans granted to individuals	0.0
Total written-off bad debts (1+2+3+4)	0.0

Level of production facilities fixed assets wearing out:

- buildings and structures – 53 %;
- machinery and equipment – 84,5%;
- means of transportation – 84,4%;
- others – 83%;

Fixed assets are used by to 78 %, 0,01% - rented, 21,9% - temporarily is not used.

Building and structures located in Zaporizhzhia, Energodar, Dnipropetrovsk and Zelenodolsk are granted on lease for a period from 1 to 3 years. The leaseholders are the entities of different ownership forms, private owners and social organizations.

Since 1999 all the property and property rights of JSC "Dniproenergo" are in tax security in accordance with the state register No. 135-41 as of 09. 04. 1999.

Zaporizhzhia regional economic court continues the case of JSC "Dniproenergo" bankruptcy in accordance with the Law of Ukraine "On renewal of a debtor's solvency or acknowledgment it a bankrupt".
The manager of JSC "Dniproenergo" property is assigned.

Fixed assets was not purchased or sold during the reporting year.

The Company took measures in order to regulate the situation by concluding peace agreements. By the Zaporozhzhia regional economic court decision as of 16.01. 2003 production with all the initiative creditors, except one, stopped. The property manager must compose a register of the creditors claims, and after approval of the register general creditors meeting will be convoked.

All unfilled places consider to be equal to zero.

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.12.2002

CODES

Date (year, month, day) 2003 01 01

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	06024
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia region, Zaporizhzhia, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	380.0	2 119.0
-initial value	011	772.0	2 674.0
-depreciation	012	(392.0)	(555.0)
Uncompleted constructions	020	108 724.0	80 277.0
Fixed capital: -residual value	030	1 863 809.0	1 730 937.0
-initial value	031	7 698 890.0	7 755 404.0

-depreciation	032	(5 835 081.0)	(6 024 467.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 944.0	6 681.0
-other financial investments	045	133.0	133.0
Long-term accounts payable	050	0.0	18 998.0
Delay tax assets	060	54 202.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 034 192.0**	**1 950 535.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	190 658.0	152 798.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	2.0	8.0
-finished products	130	0.0	0.0
-goods	140	90.0	104.0
Promissory notes received	150	96 598.0	64 711.0
Account receivable for goods, works, services: -purchase value	160	414 989.0	484 269.0
-initial value	161	2 260 537.0	2 537 161.0
-reserve of doubtful debts	162	(1 845 548.0)	(2 052 892.0)
Account receivable for settlements : -with the budget	170	15.0	2.0
-on granted advance	180	39 149.0	56 152.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	94 725.0	11 600.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	34 488.0	13 967.0
- currency account	240	0.0	0.0

- other working assets	250	60 157.0	44 385.0
Section 2 total	**260**	**930 871.0**	**827 996.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**90.0**	**99.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 965 153.0**	**2 778 630.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	2	3	4
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 960 611.0	1 957 779.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit (uncovered losses)	350	-1 783 470.0	-1 872 149.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**290 579.0**	**199 068.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295.0	0.0
Sections 2 total	**430**	**295.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	118 651.0	109 459.0

Other long-term finance liabilities	450	32 500.0	2 252.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	119 729.0	40 325.0
Section 3 total	**480**	**270 880.0**	**152 036.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	54 786.0	53 600.0
Current indebtedness under long term liabilities	510	0.0	28 868.0
Issued notes	520	121 436.0	128 846.0
Account payable for goods, works and services	530	1 696 145.0	1 552 245.0
Current liabilities for settlements : -with respect to advance payments received	540	5 837.0	163.0
-with the budget	550	332 657.0	392 444.0
-with respect to non-budgetary payments	560	33 302.0	50 985.0
-with respect to insurance	570	2 351.0	2 800.0
-with respect to salaries	580	4 695.0	5 992.0
-with participants	590	34 779.0	34 779.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	117 409.0	176 505.0
Section 4 total	**620**	**2 403 397.0**	**2 427 227.0**
5. REVENUES OF FUTURE PERIODS	**630**	**2.0**	**299.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 965 153.0**	**2 778 630.0**

Notes:
Financial reporting of the Company was prepared pursuant to the applicable legislation of the bookkeeping accounting and financial reporting.
Financial investments in associated enterprises and subsidiaries are accounted in accordance with the method of participating in capital and as of 31.12.02 amounted 6 681.0 UAH thousand.
Other financial investments are appraised by cost and as of on 31.12.02 amounted 133.0 UAH thousand.
OJSC "Dniproenergo" has:

- 41% share in CJSC "Dniprolain" own capital on sum 932.0 UAH thousand, OJSC "Dniproenergo" revenue on participating in CJSC "Dniprolain" capital amounted 37.52 UAH thousand.
- 70,6% share in CJSC "Dniprovec" own capital on sum 6 951.52 UAH thousand, OJSC "Dniproenergo" losses are 360.0 UAH thousand.

Accounting, appraisal and reflecting of current liabilities in balance sheet according to the requirements of Accounting standard 11 "Liabilities", requirements of normative documents of reflecting in the balance sheet of current liabilities. Current liabilities as of 31.12.02 are 2 427 227.0 UAH thousand.
Acknowledgment and appraisal reality of the account receivable according to the requirements of Accounting standard 10 " Account receivable"
Initial cost of accounts receivable for goods, work, services as of 31.12.2002 amounted to UAH 2 537 161 000. Other current accounts receivable for the same period amounted to UAH 11 600 000.

In accordance with the Accounting Form (standard) 10 "Accounts receivable", the amount of doubtful debts reserve was determined for including them to the financial report for 2002 which amounted to UAH 207 344 000 and was included to other operational costs. The amount of doubtful debts was defined in dependence on the amount of the present debts at every level of paying off, taking into account multilevel scheme of produced electricity distribution and payments for it.

The forms of bookkeeping accounting made taking into account the recommendations from the Letter of the Ministry of Finance No. 053-43.

Manager _______________ **Serhiy Andriyovych Popov**
[signature]

Chief accountant _______________ **Anatoliy Mykhailovych Huschyn**
[signature]

Appendix 3

to the Accounting Form (standard)

2002 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801003
	Date (year, month, day)	2003\01\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	2 177 822.0	2 366 752.0
Value added tax	015	(362 963.0)	(394 449.0)
Excise duty	020	0.0	0.0
	025	(43.0)	(60.0)
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	1 814 816.0	1 972 243.0
Costs for production of sold products (work, services)	040	(1 628 475.0)	(1 717 043.0)
Gross: - profit	050	186 341.0	255 200.0
- losses	055	0.0	0.0
Other operational revenues	060	69 845.0	499 444.0
Administrative expenses	070	(27 691.0)	(20 678.0)
Commercial costs	080	(1 009.0)	(232.0)
Other operational costs and expenses	090	(271 042.0)	(2 369 840.0)

Financial results of operational activity: - profit	100	0.0	0.0
- losses	105	(43 556.0)	(1 636 106.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	38.0	0.0
Other revenues	130	6 273.0	11 599.0
Financial losses	140	(12 684.0)	20 284.0)
Losses from sharing in the capital	150	(360.0)	(582.0)
Other losses	160	(12 128.0)	(31 150.0)
Financial results of usual activity: - total profit	170	0.0	0.0
- total losses	175	(62 417.0)	(1 676 523.0)
Profit tax	180	30 112.0	17 520.0
Financial results of usual activity: - balance sheet profit	190	0.0	0.0
- balance sheet losses	195	(92 529.0)	(1 694 043.0)
Unusual: - profit	200	0.0	312 576.0
- losses	205	(86.0)	0.0
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	0.0	0.0
- losses	225	(92 615.0)	(1 381 467.0)

2. Production Costs (Turnover Costs)

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Material costs	230	1 344 510.0	1 516 110.0
Salary expenses	240	88 431.0	67 969.0
Allocations for social arrangements	250	32 674.0	24 536.0

Depreciation	260	193 225.0	80 592.0
Other costs	270	267 434.0	2 361 137.0
Total	**280**	**1 926 274.0**	**4 050 344.0**

3. Profitability of shares

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Quantity of common shares	300	3 923 998	3 923 998
Adjusted quantity of common shares	310		
Net profit per one common share	320		
Adjusted net profit per one share	330		
Dividends per one common share	340		

Amount of revenues from sharing in the capital (row 110) is UAH 38 000, shown in the row 120 "Other financial revenues" because of the specific algorithm of calculating form of financial reporting. These changes led to changes in filling up the form No. 5 "Notes to the annual financial report". In the form No. 5 revenues indices from the subsidiaries (row 500), 530, 550, 560 is equal to the row 120 of the form No. 2.
Introduction with hands indices to the row 320 "Net profit per one common share" is impossible, that is why There is no data in this row in the report.
In the original of bookkeeping accounting forms which are enclosed to the audit conclusion, the row 320 has the following indices:
in the column 3 "For the accounting year" – 24.0
in the column 4 "For the past year" – 344.0
All unfilled places consider to be equal to zero.

Manager [signature] Popov Serhiy Andriyovich

[seal]

Chief Accountant [signature] Huschin Anatoliy Mikhailovych

Appendix 4

to the Accounting Form (standard)

CODES

Date (year, month, day) 2003\01\01

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: 2310136900 as to KOATUU 06024

State management authority: Minenergo of Ukraine as to SPODU 1094

Branch: industrial as to ZKGNG 11110

Type of business activity: thermal power plants as to KVED

Measuring unit: UAH thousand Controlling amount

2002 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010	0.0	62 417.0	0.0	1 676 523.
Adjustment for: fixed assets depreciation	020	193 225.0	X	80 592.0	X
increased (decreased) security	030	0.0	295.0	295.0	0.0
profit (loss) from unreleased switch rates	040	11.0	0.0	0.0	0.0
profit (loss)from non-operational activities	050	6 177.0	0.0	20 140.0	0.0
Interest payment expenses	060	12 684.0	X	20 277.0	X
Profit (loss) from operational activities prior to change in frequent circulating assets	070	149 385.0	0.0	0.0	1 555 219.

Decreased (increased): circulating assets	080	69 499.0	0.0	2 253 659.0	0.0
deferred expenses	090	0.0	9.0	0.0	30.0
Increased (decreased): current liabilities	100	0.0	1 072 221.0	0.0	571 018.0
deferred incomes	110	297.0	0.0	0.0	0.0
Cash funds from operational activity	120	111 951.0	0.0	127 392.0	0.0
Paid: - interest	130	X	8 480.0	X	10 490.0
- profit tax	140	X	74 827.0	X	29 237.0
Net flow of funds prior to emergency events	150	28 644.0	0.0	87 665.0	0.0
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	28 644.0	0.0	87 665.0	0.0
2. Flow of funds as a result of investment activities					
Sale of: financial investments	180	0.0	X	0.0	X
fixed assets	190	541.0	X	93.0	X
property complexes	200	0.0	X	0.0	X
Received: interest	210	0.0	X	0.0	X
dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of: financial investments	240	X	60.0	X	0.0
fixed assets	250	X	44 559.0	X	53 753.0
property complexes	260	X	0.0	X	0.0
Other payments	270	X	0.0	X	13 974.0
Net flow of funds from emergency events	280	0.0	44 078.0	0.0	67 634.0
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0

Net flow of funds from investment activities	300	0.0	44 078.0	0.0	67 634.0
3. Flow of funds as a result of financial activities					
Proceeds of own capital	310	0.0	X	0.0	X
Received loans	320	181 231.0	X	228 281.0	X
Other proceeds	330	0.0	X	0.0	X
Repayments of loans	340	X	178 076.(	X	230 647.0
Paid dividends	350	X	0.0	X	0.0
Other payments	360	X	8 231.0	X	2 655.0
Net flow of funds prior to emergency events	370	0.0	5 076.0	0.0	5 021.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	0.0	5 076.0	0.0	5 021.0
Net flow of funds for the reported period	400	0.0	20 510.0	15 010.0	0.0
Balance of funds for the beginning of year	410	34 488.0	X	19 478.0	X
Influence of currency rate changes on balance of funds	420	0.0	11.0	0.0	0.0
Balance of fund at the end of year	430	13 967.0	X	34 488.0	X

Indices shown in the rows 050 "Profit (loss)from non-operational activities" and 060 "Interest payment expenses" are different to indices shown in the original of the form No. 3 enclosed to the audit conclusion but the sum of these indices is the same in both cases.

In the original 6 418 (r. 050) + 12443 (r. 060) = UAH18 861 000

In this form 6 177 (r. 050) + 12 684 (r. 060) = UAH 18 861 000

Differences between the original and the report caused by different calculation algorithms.

Index in the row 430 "Balance of fund at the end of year" corresponds wit the original.

Balance of fund at the end of year is UAH 34 488 000.

Balance of fund at the end of the accounting year is UAH 13 967 000.

Manager	[signature]	Serhiy Andriyovich Popov
Chief Accountant	[signature]	Anatoliy Mikhailovych Huschin

Appendix 5

to the Accounting Form 4 (standard)

CODES

	Date (year, month, day)	2003\01\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority: Minenergo of Ukraine	as to SPODU	1094
Branch: thermal power plants	as to ZKGNG	11110
Type of business activity: industrial	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

Report on the own capital
for 2001

Form No. 4 Code as to DKUD 1801005

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	**010**	98 100.0	0.0	0.0	1 960 611.0	15 338.0	-1 783 470.0	0.0	0.0	290 579.0
Adjustment:		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- change of accounting policy	**020**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	**030**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- other changes	**040**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjusted residual at the beginning of the year	**050**	98 100.0	0.0	0.0	1 960 611.0	15 338.0	-1 783 470.0	0.0	0.0	290 579.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	**060**	0.0	0.0	0.0	6 762.0	0.0	0.0	0.0	0.0	6 762.0
- Adjustment of the value of the fixed assets	**070**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of uncomplited constructions	**080**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	**090**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of intangible assets	**100**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	**110**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Movement of special funds	**120**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	-92 615.0	0.0	0.0	-92 615.0
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(-27480.0)
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	51.0	0.0	0.0	0.0	0.0	51.0
Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	-9 645.0	0.0	3 936.0	0.0	0.0	-5 709.0
Aggregate changes of the capital	**290**	0.0	0.0	0.0	-2 832.0	0.0	-88 679.0	0.0	0.0	-91 511.0
Balance at the end of the year	**300**	98 100.0	0.0	0.0	1957779.0	15338.0	-1872149.0	0.0	0.0	199068.0

The Charter Fund of the Company equals 98 099 95,0 UAH divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.
The structure of the share capital is as follows:
- the state owns 2 983 717 shares (76,04 %);
- individuals owns 207 245 shares (5,44%);
- legal entities own 733 036 shares (18,52%).

Notes to the report:
Bookkeeping accounting forms were composed in accordance with the recommendations indicated in The Ministry of Finance letter from 10.01.2002 No. 053-43.
The Form No. 1 "Balance sheet" was composed in accordance with the own capital correcting for the previous year, that is why when filling the Form No. 4 "Report on the own capital" rows 010 and 050 have the same significance, not taking into account the correction.
So the row 330 significance (F. No. 1) is equal to 1 960 611 (1 970 628 – 10 017 = 1 960 611) and the significance of this field is taken into the form No. 4, row 010, column 6. The row 350 significance (the Form No. 1) is equal to 1 783 470 (-1 763 056 – 20 414) = -1 783 470). the significance of this field is taken to the Form No. 4 row 010 column 8.
The report calculation algorithm does not allow bringing data into the row 010 manually.

The Form No.4 assured by the Auditor including the information about correction of another additional capital and undistributed capital is added to the Auditor's conclusion.

Manager	[signature]	Serhiy Andriyovich Popov
Chief Accountant	[signature]	Anatoliy Mikhailovich Huschyn

Enterprise: **OJSC "Dniproenergo"**	
Territory: Zaporizka	
Ownership: COLLECTIVE PROPERTY	
State management authority: Minenergo of Ukraine	
Branch (type of activities): Thermal power plants	
Type of business activity	
Measuring unit: thousand of hryvnias	
Address: 2 Hrebelna St., Zaporizhzhya	

by the order of Ministry of Finance of Ukraine			
dated 29 October 2000, No.302			
	CODES		
Date (year, month, date)	2003	1	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1034		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2002 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of intangible assets	Row code	Balance on the beginning of year		Received for the year	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of usefulness for the year	Other changes for the year		Residue at the end of year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights for usage of natural resources	**010**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

RIghts for usage of property	**020**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	**030**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Right for object of industry property	**040**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	**050**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	191.0
Goodwill	**060**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intangible assets	**070**	772.0	392.0	1902.0	0.0	0.0	0.0	-163.0	0.0	0.0	0.0	0.0	2674.0	555.0
Total	**080**	772.0	392.0	1902.0	0.0	0.0	0.0	-163.0	0.0	0.0	0.0	0.0	2674.0	555.0

From 080 row, column 14 — cost of intangible assets, restricted by the right of property (081) 0.0

cost of mortgaged intangible assets (082) 0.0

cost of intangible assets, created by the enterprise (083) 0.0

From 080 row, column 5 — cost of intangible assets, obtained due to target investments (084) 0.0

2. Fixed assets

Groups of fixed assets	Row code	Balance on the beginning of year		Received for the year	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of usefulness for the year	Other changes for the year		Balance at the end of year		including			
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation	obtained under financial rent	transmitted into operational	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Major expenses for improving of plots	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmission devices	120	1631512.0	837881.0	28639.0	- 894.0	1338.0	7036.0	4100.0	39298.0	0.0	3938.0	3300.0	1656158.0	877716.0	4642.0	290.0	9078.0	4180.0
Machines and equipment	130	5960735.0	4916753.0	33827.0	610.0	441.0	630.0	606.0	147286.0	0.0	21.0	-31.0	5994563.0	506384.0	0.0	0.0	384.0	236.0
Means of transportation	140	44381.0	34345.0	167.0	805.0	395.0	997.0	825.0	3530.0	0.0	38.0	20.0	44394.0	37465.0	0.0	0.0	0.0	0.0
Tools, devices, other facilities (furniture)	150	54879.0	40503.0	1351.0	288.0	72.0	355.0	349.0	1891.0	0.0	-4104.0	-3291.0	52060.0	38827.0	0.0	0.0	12.0	8.0
Working and productive animals	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perennial plants	170	1296.0	1019.0	0.0	0.0	0.0	0.0	0.0	30.0	0.0	0.0	0.0	1296.0	1049.0	0.0	0.0	0.0	0.0
Other fixed assets	180	2877.0	2347.0	117.0	-30.0	-25.0	5.0	3.0	186.0	0.0	59.0	1.0	3018.0	2506.0	0.0	0.0	0.0	0.0
Librarian funds	190	219.0	201.0	34.0	0.0	0.0	0.0	0.0	53.0	0.0	2.0	2.0	255.0	256.0	0.0	0.0	0.0	0.0
Nonnegotiable material assets of little value	200	1679.0	1668.0	637.0	0.0	0.0	14.0	14.0	696.0	0.0	47.0	0.0	2349.0	2350.0	0.0	0.0	7.0	7.0
Temporary (untitle) structures	210	127.0	357.0	0.0	0.0	0.0	0.0	0.0	86.0	0.0	0.0	0.0	1278.0	443.0	0.0	0.0	0.0	0.0

Natural resources	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable material assets	**250**	34.07.0	7.0	0.0	0.0	0.0	0.0	0.0	6.0	0.0	-1.0	-1.0	33.0	12.0	0.0	0.0	0.0	0.0
Total	**260**	7698890.0	5835081.0	64772.0	779.0	2221.0	9037.0	5897.0	193062.0	0.0	0.0	0.0	7755404.0	6024467.0	4642.0	290.0	9481.0	4431.0

From row 260, column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation	**(261)**	4654.0
	cost of mortgaged fixed assets	**(262)**	205.0
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction, so on)	**(263)**	10 725.0
	residual cost of fixed assets, excluded from exploitation for sale	**(264)**	0.0
	prime (overestimated) cost of totally depreciated fixed assets	**(265)**	9029.0
From row 260, column 5	cost of fixed assets, acquired for the target financing	**(266)**	0.0
	cost of fixed assets, taking into operational leasing	**(267)**	2909.0

3. Major investments

Name of indicator	Row code	For the year	At the end of year
1	**2**	**3**	**4**
Major construction projects	280	62 997.0	75 740.0
Acquisition (creation) of the fixed assets	290	2 210.0	814.0
Acquisition (creation) of other nonnengotiating materials assets	300	484.0	121.0
Acquisition (creation) of intangible assets	310	671.0	926.0
Forming of major herd	320	0.0	0.0
Other	330	0.0	0.0
Total	340	66 362.0	77 601.0

4. Financial investments

Name of indicator	Row code	For the year	At the end of year	
			long term	current
1	2	3	4	5
A. Financial investments at the method of sharing in the capital of:				
associated enterprises	350	0.0	898.0	0.0
subsidiaries	360	-458.0	6 171.0	0.0
joint venture activity	370	0.0	0.0	0.0
B. Other financial investments in:				
shares in the charter capital of other enterprises	380	1.0	0.0	0.0
shares	390	0.0	0.0	0.0
promissory notes	400	0.0	0.0	0.0
Other	410	0.0	133.0	0.0
Total (A+B)	420	-457.0	7 202.0	0.0

From the row 045 column 4 of the balance	Other long-term financial investments are reflected:		
	at the cost	(421)	133.0
	at the fair costs	(422)	0.0
	at the depreciation cost	(423)	0.0
From the row 220 column 4 of the balance	Current financial investments are reflected:		
	at the costs	(424)	0.0
	at the fair costs	(425)	0.0
	at the depreciation cost	(426)	0.0

5. Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	**440**	1 008.0	549.0
Operational course rate difference	**450**	0.0	584.0
Realization of other working assets	**460**	2 144.0	1 949.0
Fines, penalties, forfeits	**470**	39.0	10 113.0
Providing of objects of housing-communal and social-cultural designated	**480**	2 236.0	14 633.0
Other operational incomes and expenses	**490**	64 418.0	243 214.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	**500**	0.0	0.0
subsidiaries	**510**	0.0	360.0
joint-venture activity	**520**	0.0	0.0
C. Other financial incomes and expenses			
Dividends	**530**	0.0	X
Interests	**540**	X	12 342.0
Financial rent of assets	**550**	0.0	101.0
Other financial incomes and expenses	**560**	38.0	241.0
D. Other incomes and expenses			
Realization of financial investments	**570**	0.0	0.0
Realization of nonnegotiable assets	**580**	541.0	1 126.0
Realization of property	**590**	0.0	0.0

Nonoperation course rate difference	**600**	15.0	783.0
Free obtained assets	**610**	143.0	X
Writing off of nonnegotiable assets	**620**	X	32.0
Other incomes and expenses	**630**	5 574.0	10 187.0

Barter's settlements with goods (works, services) **(631)** 23 878.0

Part of income from sale of goods (works, services) under barter contracts with concerned parties **(632)** %

6. Monetary funds

Name of indicator	Row code	At the end of year
1	**2**	**3**
Cash fund	**640**	4.0
Current account of the bank	**650**	13 953.0
Other accounts in the bank (documentary credits,check book)	**660**	10.0
Cash in transit	**670**	0.0
Equivalents of monetary funds	**680**	0.0
Total	**690**	13 967.0

From row 070 column 4 of the Balance Monetary funds, that are restricted in usage (691)

7. Securing

Types of securities	Row code	Residue of securing at the beginning of year	Increasing of securing		Sum of securing, that are used per period	Unused sum of securing	Sum of expected reccurencing of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stuff	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	780	0.0	0.0	0.0	0.0	0.0	0.0	0.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation for the year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	800	30 578.0	0.0	0.0
Bought semi-finished products and completing goods	810	0.0	0.0	0.0
Fuel	820	31 756.0	0.0	0.0
Package and package material	830	167.0	0.0	0.0
Building materials	840	0.0	0.0	0.0
Spare parts	850	88 282.0	0.0	0.0
Materials of agricultural designation	860	0.0	0.0	0.0
Animals in growing up and fatten up	870	0.0	0.0	0.0
Objects of little value and rapidly wearing	880	2 015.0	0.0	0.0
Production in processing	890	8.0	0.0	0.0
Finished products	900	0.0	0.0	0.0
Goods	910	104.0	0.0	0.0
Total	920	152 910.0	0.0	0.0

From row 920 column 3 Balance cost of inventories:

reflecting under sale cost	(921)	145 393.0
transmitted into processing	(922)	39.0
taking into mortgage	(923)	0.0
transmitted into commission	(924)	0.0
Assets under responsible storage - account 02	(925)	2 235.0

*estimated pursuant to the item 28 of Accounting Form (standard) No 9 “Inventories” of applicable regular

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	940	2 537 161.0	212 462.0	83 606.0	188 847.0
Other current accounts receivable	950	11 600.0	3 048.0	829.0	1 938.0

Written off receivable debts in the reported period **(951)** 1 511.0

10. Arrears and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arrears losses per year	960	9.0
Recognized indebtedness of guilty persons in the reported period	970	0.0
Amount of arrears and losses, last decision as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	980	31.0

Manager ____________________ **Serhiy Andriyovych Popov**

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**

STATE STATISTICS INFORMATION

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
	00130872	06024	11110		20		1094			

Ministry (department), MDO, concern, association
MINENERGO OF UKRAINE
Organization
Open Joint Stock Company "Dniproenergo"
Address
2 Plotynna Street, Zaporizhzhya, Zaporizka oblast, 69096
Form of ownership
COLLECTIVE OWNERSHIP
Type of activity
THERMAL POWER PLANTS

Form No. 2 - Б urgent (quarterly, annual)
As approved by order No. 190 of the Ministry of Statistics of Ukraine dated 29 July 1997

To be submitted by all associations, enterprises, banks, insurance and other organizations to the statistics authority at the place of location (except for institutions financed from the budget). Quarterly statements are to be submitted by 21st day after the report quarter; annual statements - by 8 February.

REPORT ON ISSUE, SALE AND CIRCULATION OF SECURITIES

for January – December 2002

Section 1. Issue and placement of securities by the issuer

	Row code	Existence on the beginning of a year	Issued for the reported period	Total existing and issued for the reported period	Placed on the beginning of a year			
					including			
					Total	legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	105020.0	7410.0	112430.0	105020.0	99679.0	5341.0	0.0
including: shares	020	98100.0	0.0	98100.0	98100.0	92759.0	5341.0	0.0
including: - common	021	98100.0	0.0	98100.0	98100.0	92759.0	5341.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	76920.0	7410.0	14330.0	6910.0	6920.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: Charter funds at the beginning of year	080	98100.0	X	X	X	X	X	X
at the end of the reported period	090	98100	X	X	X	X	X	X

	Row code	Initially placed within the reported period					Placed in total		
		Total	including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	7410.0	7410.0	0.0	0.0	112430.0	107089.0	5341.0	0.0
including: shares	020	0.0	0.0	0.0	0.0	98100.0	92759.0	5341.0	0.0
including: - common	021	0.0	0.0	0.0	0.0	98100.0	92557.0	5543.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	7410.0	7410.0	0.0	0.0	14330.0	14330.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

	Own Securities of the issuer									
		Total securities existing on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	Including for personal privatization accounts		Total	Including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	112430.0	112430.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: shares	110	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	14330.0	14330.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
		Balance at the beginning of year	Acquired within the reported period		Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
			Total	Including for personal privatization account			
A	B	10	11	12	13	14	15
Total	100	96598.0	1028.0	0.0	32915.0	64711.0	0.0
including: shares	110	0.0	98100.0	0.0	0.0	0.0	0.0
including: - common	111	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	96598.0	1028.0	0.0	32915.0	64711.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0

Section III. Amounts of gross investment in the from of securities

	Row code	Securities of the resident issuer held by non-residents				
		Balance held by non-residents at the beginning of year	Aquired by non-residents within the reported period	Purchased from non-residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

	Row code	Securities of non-resident issuers held by resident				
		Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the end of the reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0

including: Shares	**180**	0.0	0.0	0.0	0.0	0.0
Bonds	**190**	0.0	0.0	0.0	0.0	0.0
Treasury bonds	**200**	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	**210**	0.0	0.0	0.0	0.0	0.0
Promissory notes	**220**	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

Manager ____________________ Serhiy Andriyovych Popov

Chief accountant ____________________ Anatoliy Mykhailovych Huschyn